SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2005

                        Commission File Number: 000-16977

                               Stolt-Nielsen S.A.
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                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     In accordance with General Instruction B, attached herewith as Exhibit 99.1 is a press release, dated February 28, 2005, announcing the registrant's intention to redeem its senior notes.

     The attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of the registrant's Registration Statements on Form S-8 (No.33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to
be a part of such prospectuses from the date of the filing thereof.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            STOLT-NIELSEN S.A.

Date:    February 28, 2005                  By: /s/ Alan B. Winsor
                                               ---------------------------------
                                               Name:   Alan B. Winsor
                                               Title:  Attorney-in-Fact

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